Exhibit 12

Consent of Nicholas Kwong

United States Securities and Exchange Commission

Ladies and Gentlemen:

I, Nicholas Kwong, Professional Engineer, hereby consent to the use of and reference to my name, and the inclusion in the annual report on Form 40-F of New Gold Inc. of the information reviewed and approved by me relating to Mineral Reserves that is of a scientific or technical nature contained therein for the financial year ended December 31, 2018.

Dated this 29th day of March, 2019

Yours truly,

/s/ Nicholas Kwong
Name:	Nicholas Kwong
Professional Engineer
New Gold Inc.